 **Jardines**

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288  Fax (852) 2845 9005
gsd@jardines.com

**DAIRY FARM INTERNATIONAL HOLDINGS LIMITED**
Securities and Exchange Commission File No.82-2962

Group Secretariat



02060313

1st November 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

**Dairy Farm International Holdings Limited**

We enclose for your information a notification dated 1st November 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

PROCESSED
DEC 1 7 2002
THOMSON
FINANCIAL


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DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

| | |
|---|---|
| Company | Dairy Farm International Hldgs Ld |
| TIDM | DFI |
| Headline | Purchase of Own Securities |
| Released | 07:00 1 Nov 2002 |
| Number | 2309D |

## DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")

### SHARE REPURCHASE

Please be advised of the following repurchase by DFIH of its ordinary shares in the market:-

| | |
|---|---|
| Date of repurchase | : 31st October 2002 |
| Total number of shares repurchased | : 64,800 shares |
| Price paid per share | : US$0.81 |

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

1st November 2002

www.dairyfarmgroup.com

END

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